PRICING SUPPLEMENT
------------------
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number: 2477

                                [LOGO OMITTED]
                                 11,018 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
  Principal Protected Notes Linked to the Dow Jones Global Titans 50(SM) Index
                             due November 15, 2010
                                 (the "Notes")
                       $1,000 principal amount per unit

                       --------------------------------


The Notes:

o The Notes are designed for investors who believe that the level of the Dow Jones Global Titans 50(SM) Index (index symbol "DJGT") will increase over the term of the Notes.

o   100% principal protection on the maturity date.

o There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

o   The Notes will not be listed on any securities exchange.

o   The Notes will be senior unsecured debt securities of Merrill
    Lynch & Co., Inc. and part of a series entitled "Medium-Term
    Notes, Series C" and will have the CUSIP No. 59018YWE7.

o   Expected settlement date: November 15, 2005.



Payment on the maturity date:

o On the maturity date, for each $1,000 principal amount per unit of your Notes, we will pay you a Redemption Amount in cash equal to the sum of (i) the principal amount of that Note and
    (ii) the greater of:

    o the "Minimum Redemption Amount" of $120 per unit of the Notes, or

    o the "Supplemental Redemption Amount" which will equal 100% of the average percentage increase in the Dow Jones Global
       Titans 50(SM)Index measured semi-annually over the term of the Notes.

     Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

     Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-7 of this pricing supplement and the accompanying prospectus supplement.

                            ----------------------

                                                                             Per Unit            Total
                                                                             --------            -----
     Public offering price..............................................    $1,000.00         $11,018,000
     Underwriting discount..............................................       $30.00            $330,540
     Proceeds, before expenses, to Merrill Lynch & Co., Inc.............      $970.00         $10,687,460

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ----------------------

                              Merrill Lynch & Co.

                            ----------------------

           The date of this pricing supplement is November 7, 2005.





"Dow Jones" and "Dow Jones Global Titans 50(SM)Index" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the Notes.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A...................................................PS-3
RISK FACTORS...............................................................PS-7
DESCRIPTION OF THE NOTES..................................................PS-10
THE INDEX.................................................................PS-16
UNITED STATES FEDERAL INCOME TAXATION.....................................PS-21
ERISA CONSIDERATIONS......................................................PS-25
USE OF PROCEEDS AND HEDGING...............................................PS-26
SUPPLEMENTAL PLAN OF DISTRIBUTION.........................................PS-26
EXPERTS  .................................................................PS-26
INDEX OF CERTAIN DEFINED TERMS............................................PS-27

                             Prospectus Supplement

RISK FACTORS................................................................S-3
DESCRIPTION OF THE NOTES....................................................S-4
UNITED STATES FEDERAL INCOME TAXATION......................................S-21
PLAN OF DISTRIBUTION.......................................................S-28
VALIDITY OF THE NOTES......................................................S-29

                                  Prospectus

Merrill Lynch & Co., Inc......................................................2
Use of Proceeds...............................................................2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends..........................3
The Securities................................................................3
Description of Debt Securities................................................4
Description of Debt Warrants.................................................15
Description of Currency Warrants.............................................17
Description of Index Warrants................................................18
Description of Preferred Stock...............................................24
Description of Depositary Shares.............................................29
Description of Preferred Stock Warrants......................................33
Description of Common Stock..................................................35
Description of Common Stock Warrants.........................................38
Plan of Distribution.........................................................41
Where You Can Find More Information..........................................42
Incorporation of Information We File With the SEC............................42
Experts  ....................................................................43

                           SUMMARY INFORMATION--Q&A

          This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Principal Protected Notes Linked to the Dow Jones Global Titans 50(SM)Index due November 15, 2010 (the "Notes"). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, certain matters related to Dow Jones Global Titans 50(SM) Index (the "Index"), and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section of this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

          References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

          The Notes will be a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on November 15, 2010. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

          Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

          Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

          The Index is a 50-stock index weighted primarily by free-float market capitalization, which means that an underlying stock's rank in the Index is based largely on its free-float market capitalization rather than its full market capitalization. The Index was established with a level of 100 as of December 31, 1991. The Index is published by Dow Jones & Company, Inc. ("Dow Jones") which selects the underlying stocks from the companies included in the Dow Jones World Index based on free-float market capitalization, revenues and net income. The component companies are headquartered around the world and do business internationally, and provide exposure to a number of economies around the world. The component companies of the Index rank among the world's largest companies and the stocks of such component companies are actively traded. For more information on the Index, please see the section entitled "The Index" in this pricing supplement.

          The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Index or the value of any dividends paid on those stocks.

How has the Index performed historically?

          We have included a graph and table showing the month-end closing level of the Index from January 2000 to October 2005 in the section entitled "The Index--Historical data on the Index" in this pricing supplement.

          We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

          On the maturity date, for each Note that you own you will receive a cash payment per unit equal to the "Redemption Amount", which will be equal to the sum of (i) the principal amount and (ii) the greater of (a) the Minimum Redemption Amount, or (b) the Supplemental Redemption Amount, per unit.

          The principal amount per unit is $1,000.

          The "Minimum Redemption Amount" per unit equals $120.

         The "Supplement Redemption Amount" per unit will depend on the average percentage change in the level of the Index over the term of the Notes and will be an amount equal to:

$1,000 x Participation Rate x   [ APV - Starting Value ]
                                [----------------------]
                                [    Starting Value    ]

          The "Participation Rate" will equal 100%.

          The "Starting Value" equals 194.89.

          The "APV" or "Average Periodic Value", will be determined by the calculation agent and will equal the arithmetic average of the closing levels of the Index on each Valuation Date.

          A "Valuation Date" will be the last Index Business Day in April and October of each year, commencing in April 2006 to and including October 2010. If a Market Disruption Event (as defined herein) occurs on a Valuation Date, that Valuation Date will be the next succeeding Index Business Day; provided however, if the closing level for the final Valuation Date has not been determined by the second scheduled Index Business Day prior to the maturity date, then the closing level for the final Valuation Date will be the closing level of the Index on such day, regardless of the occurrence of a Market Disruption Event.

          "Index Business Day" means any day on which the New York Stock Exchange, the American Stock Exchange and the Nasdaq Stock Market are open for trading and the Index or any successor index is calculated and published.

------------------------------------------------------------------------------
Examples

          Set forth below are three examples of the calculation of the Redemption Amount on the Notes; including a Minimum Redemption Amount of $120:

Example 1--The hypothetical Average Periodic Value is 50% of the Starting
Value:

Starting Value:  194.89
Hypothetical Average Periodic Value:  97.45

Redemption Amount (per unit)  = $1,120

(the amount payable on the maturity date cannot be less than the principal amount plus the Minimum Redemption Amount per unit)

Example 2--The hypothetical Average Periodic Value is 110% of the Starting
Value:

Starting Value:  194.89
Hypothetical Average Periodic Value:  214.38

Supplement Redemption Amount (per unit) = $1,000 + ($1,000 x (100% x (214.38 -194.89)/194.89)) = $1,100

Redemption Amount (per unit)  = $1,120

(the amount payable on the maturity date cannot be less than the principal amount plus the Minimum Redemption Amount per unit)

Example 3--The hypothetical Average Periodic Value is 120% of the Starting
Value:

Starting Value:  194.89
Hypothetical Average Periodic Value:  233.87

Redemption Amount (per unit) = $1,000 + ($1,000 x (100% x
(233.87-194.89)/194.89)) = $1,200

------------------------------------------------------------------------------


Will I receive interest payments on the Notes?

          You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date based on the performance of the Index over the term of the Notes. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for receiving the Redemption Amount on the maturity date.

What about taxes?

          Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the sum of the principal amount and the Minimum Redemption Amount. We have determined that this estimated yield will equal 4.462% per annum, compounded semiannually.

          Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $1,000 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $5.71 in 2005, $45.14 in 2006, $47.38 in 2007, $49.59 in 2008, $51.79 in 2009 and $47.03 in 2010. However, in 2010,
the amount of
ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $47.03, depending upon the Redemption Amount you receive. Also, if the Redemption Amount is less than $1,246.64, you may have a loss which you could deduct against other income you may have in 2010, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

          The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

          In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

          If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the stated maturity date.

          In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

          Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. MLPF&S intends to offer the Notes to Wells Fargo Investments, LLC or one of its affiliates, as the dealer in the initial distribution of the Notes.

          After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

          MLPF&S also will be our agent for purposes of calculating, among other things, the Average Periodic Value, the Redemption Amount and the Supplemental Redemption Amount, if applicable. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

          Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

          For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

     Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before you decide that an investment in the Notes is suitable for you.

Your yield may be lower than the yield on other debt securities of comparable maturity

     The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Index

     The return on your Notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks, if any, because the Supplemental Redemption Amount, if applicable, is based on the level of the Index on the Valuation Dates and the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

     An investor that owned the stocks underlying the Index for the term of the Notes would realize the absolute increase or decrease in the value of the stocks over this term. Noteholders will not be at risk for any decrease in the value of the underlying stocks. However, Noteholders would realize the full value of increases in the value of the stocks over the term of the Notes only if the average values of the stocks on each of the Valuation Dates (the first of which will occur in April 2006) equals or exceeds the stocks' final value.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

     The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

     If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

     Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Your return may be affected by factors affecting international securities markets

     The Index is computed by reference to the value of certain companies listed on United States, European and Asian exchanges. The return on the Notes will be affected by factors affecting the value of securities in both domestic and European and Asian markets. The European and Asian securities market may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the European and Asian markets may affect prices and the volume of trading in these markets. Also, there is generally less publicly available information about European and Asian companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"). Additionally, accounting, auditing and financial reporting standards and requirements in Europe and Asia differ from those applicable to United States reporting companies.

     The prices and performance of securities of companies in Europe and Asia may be affected by political, economic, financial and social factors in Europe and Asia. In addition, recent or future changes in government, economic and fiscal policies in these regions, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the European and Asian securities markets. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

     The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

     The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the possibility that the Index will decline prior to future Valuation Dates.

     Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if U.S. interest rates increase, we expect the trading value of the Notes to decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the Notes to increase. Rising U.S. interest rates may lower the level of the Index and, thus, may lower the value of the Notes. Falling U.S. interest rates may increase the level of the Index and, thus, may increase the value of the Notes.

     Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

     Changes in dividend yields of the stocks included in the Index are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Index decrease, we expect that the value of the Notes will increase.

     Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the average percentage increase, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

     We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on those stocks or on the Index for our own accounts for business reasons and expect to enter into these transaction in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts of interest could arise

     Our subsidiary MLPF&S is our agent for the purposes of calculating the Average Periodic Value, the Redemption Amount and the Supplemental Redemption Amount, if applicable. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See sections entitled "Description of the Notes--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

     We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

     ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the Index does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences

     You should consider the tax consequences of investing in the Notes. See "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

     ML&Co. will issue the Notes as a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on November 15, 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59018YWE7.

     While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement

     The Notes are not subject to redemption by us before the maturity date.

     ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

     The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

     On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

     Determination of the Redemption Amount

     The "Redemption Amount for each Note will be equal to the sum of (i) the principal amount per unit and (ii) the greater of the (a) "Minimum Redemption Amount", or (b) "Supplemental Redemption Amount", if any, per unit.

     The principal amount per unit is $1,000.

     The "Minimum Redemption Amount" per unit equals $120.

     The "Supplement Redemption Amount" per unit will be determined by the calculation agent and will be an amount equal to:

                     $1,000 x Participation Rate x   [ APV - Starting Value ]
                                                     [----------------------]
                                                     [    Starting Value    ]

     The "Participation Rate" will equal 100%.

     The "Starting Value" equals 194.89.

     The "APV" or "Average Periodic Value" will be determined by the calculation agent and will equal the arithmetic average of the closing levels of the Index on each Valuation Date.

     A "Valuation Date" will be the last Index Business Day in April and October of each year, commencing in April 2006 to and including October 2010. If a Market Disruption Event (as defined herein) occurs on a Valuation Date, that Valuation Date will be the next succeeding Index Business Day; provided however, if the closing level for the final Valuation Date has not been determined by the second scheduled Index Business Day prior to the maturity date, then the closing level for the final Valuation Date will be the closing level of the Index on such day, regardless of the occurrence of a Market Disruption Event.

     "Index Business Day" means any day on which the New York Stock Exchange (the "NYSE"), the American Stock Exchange ("AMEX") and the Nasdaq Stock Market ("Nasdaq") are open for trading and the Index or any successor index is calculated and published.

     All determinations made by the calculation agent will, absent a determination of a manifest error, be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

         The following table illustrates, for the Starting Value, a range of hypothetical levels of the Index on the final Valuation Date and a range of hypothetical Average Periodic Values of the Index:

      o the percentage change from the Starting Value to hypothetical level of the Index on the final Valuation Date;

      o the percentage change from the Starting Value to the hypothetical Average Periodic Value;

      o    the total amount payable on the maturity date per unit;

      o    the total rate of return to holders of the Notes;

      o    the pre-tax annualized rate of return to holder of the Notes;

      o the pre-tax annualized rate of return of an investment in the stocks included in the Index, assuming a percentage change in the aggregate price of the stocks underlying the Index that equals the percentage change in the Index from the Starting Value to the relevant hypothetical level of the Index on the final Valuation Date, and also assuming aggregate dividend yield of 3.01% per annum; and

      o the pre-tax annualized rate of return of an investment in the stocks included in the Index, assuming a percentage change in the aggregate price of the stocks underlying the Index that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Average Periodic Value, and also assuming aggregate dividend yield of 3.01% per annum; and

      o    including a Minimum Redemption Amount of $120.


                                               Percentage                                                         Pretax
                                Percentage    change from     Total                             Pretax          annualized
                               change from     Starting       amount                Pretax     annualized         rate of
                                  Starting      Value to     payable on   Total   annualized   rate of return    return of
                 Hypothetical     Value to    hypothetical     the       rate of    rate of     of stocks         stocks
  Hypothetical      Average     hypothetical     Average     maturity     return   return on   included in      included in
  Final Index      Periodic    Final Index     Periodic      date per     on the     the           the              the
     Level          Value         Level          Value        unit(1)     Notes     Notes(2)   Index(2)(3)(4)  Index(2)(3)(5)
----------------  ----------- --------------- ------------ ----------- ---------- ----------- --------------- -----------------
      77.96         136.42         -60%          -30%        $1,120.00    12.00%     2.28%       -13.77%         -3.97%
     136.42         136.42         -30%          -30%        $1,120.00    12.00%     2.28%         -3.97%        -3.97%
     194.89(6)     136.42           0%          -30%        $1,120.00    12.00%     2.28%          3.09%        -3.97%

     77.96          155.91         -60%          -20%        $1,120.00    12.00%     2.28%       -13.77%        -1.41%
    155.91          155.91         -20%          -20%        $1,120.00    12.00%     2.28%        -1.41%        -1.41%
    233.87          155.91          20%          -20%        $1,120.00    12.00%     2.28%         6.98%        -1.41%

      97.45         175.40         -50%          -10%        $1,120.00    12.00%     2.28%       -10.04%        0.94%
     194.89(6)      175.40           0%          -10%        $1,120.00    12.00%     2.28%          3.09%       0.94%
    292.34          175.40          50%          -10%        $1,120.00    12.00%     2.28%        12.02%        0.94%

    116.93          214.38         -40%           10%        $1,120.00    12.00%     2.28%        -6.82%         5.10%
    214.38          214.38          10%           10%        $1,120.00    12.00%     2.28%         5.10%         5.10%
    311.82          214.38          60%           10%        $1,120.00    12.00%     2.28%        13.53%         5.10%

    136.42          233.87         -30%           20%        $1,200.00    20.00%     3.68%        -3.97%         6.98%
    233.87          233.87          20%           20%        $1,200.00    20.00%     3.68%         6.98%         6.98%
    332.66          233.87          70%           20%        $1,200.00    20.00%     3.68%        14.98%         6.98%

    155.91          253.36         -20%           30%        $1,300.00    30.00%     5.32%        -1.41%        8.75%
    253.36          253.36          30%           30%        $1,300.00    30.00%     5.32%         8.75%        8.75%
    350.80          253.36          80%           30%        $1,300.00    30.00%     5.32%        16.37%        8.75%

--------------
(1) The return on your Notes cannot be less than the principal amount plus the Minimum Redemption Amount per unit.

(2) The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 15, 2005 to November 15, 2010, a term expected to be equal to that of the Notes.

(3)  This rate of return assumes:

     (a) a constant dividend yield of 3.01% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this level increases or decreases linearly from the Starting Value to the applicable hypothetical Average Periodic Value; and

     (b) no transaction fees or expenses.

(4) assuming a percentage change in the aggregate price of the stocks underlying the Index that equals the percentage change in the Index from the Starting Value to the relevant hypothetical final Index level;

(5) assuming a percentage change in the aggregate price of the stocks underlying the Index that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Average Periodic Value;

(6)  This is the Starting Value.

          The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Average Periodic Value and term of your investment.



Adjustments to the Index; Market Disruption Events

         If at any time Dow Jones & Company, Inc. ("Dow Jones") makes a material change in the formula for or the method of calculating the Index, or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

         "Market Disruption Event" means either of the following events as determined by the calculation agent:

         (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

         (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the applicable exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange.

         For purposes of determining whether a Market Disruption Event has occurred:

         (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

         (2) a suspension in trading in a futures or option contract on the Index or any successor index to the Index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that index;

         (3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

         (4) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered "material".

         As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of the Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment at maturity you may receive. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

Discontinuance of the Index

         If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of its determination to the Trustee (as defined below) and ML&Co., the calculation agent will substitute the successor index as calculated by Dow Jones or any other entity for the Index and calculate the Average Periodic Value as described above under the section entitled "--Payment on the Maturity Date". Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

         In the event that Dow Jones discontinues publication of the Index and:

         o  the calculation agent does not select a successor index; or

         o the successor index is not published on the Valuation Date and the Index Business Day following the Valuation Date,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If Dow Jones discontinues publication of the Index before the Valuation Date and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

         o  the determination of the Average Periodic Value; or

         o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were the Valuation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the "WSJ") or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

         Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

          "Business Day" means Any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Events of Default and Acceleration

         In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to an amount as described under "--Payment on the Maturity Date" above, calculated as though the date of default were the maturity date for the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under
Section 502(b)(2) of Title 11 of the United States Code, to the $1,000 principal amount per unit plus an additional amount of contingent interest calculated as though the date of commencement of the proceeding were the stated maturity date of the Notes.

         In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.25% per annum, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                   THE INDEX

         All information herein on the Index is derived from Dow Jones or other publicly available sources. This information reflects the current policies of Dow Jones as stated in the publicly available sources. However, these policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

         The Dow Jones Global Titans 50 Index (index symbol DJGT) is a float-adjusted index comprised of the stocks of 50 of the world's leading multinational companies and provides exposure to a number of economies around the world. The Index was established with a level of 100 as of December 31, 1991. As of November 7, 2005, the component companies of the Index were headquartered in the following countries (with the number of component companies noted parenthetically): United States (29); United Kingdom (9); Switzerland (4); Finland (1); France (1); Germany (1); Italy (1); Japan (1); the Netherlands (1); South Korea (1) and Spain (1). The component companies of the Index rank among the world's largest companies; and the stocks of the component companies are actively traded.

         The following table presents the component stocks in the Index based on publicly available information as of November 7, 2005.

                                                                                                      Weighting in
                Issuer of Component Stock                         Country of Incorporation                Index
                -------------------------                         ------------------------                -----
Exxon Mobil Corp                                                        United States                    5.80%
General Electric Co                                                     United States                    5.76%
Microsoft Corp                                                          United States                    4.14%
BP PLC                                                                 United Kingdom                    3.91%
Citigroup Inc                                                           United States                    3.85%
Procter & Gamble Co                                                     United States                    3.07%
Johnson & Johnson                                                       United States                    2.91%
Bank of America Corp                                                    United States                    2.86%
HSBC Holdings PLC                                                      United Kingdom                    2.84%
Vodafone Group PLC                                                      United States                    2.65%
Pfizer Inc                                                              United States                    2.64%
GlaxoSmithKline PLC                                                    United Kingdom                    2.53%
Altria Group Inc                                                        United States                    2.45%
Toyota Motor Corp                                                           Japan                        2.24%
Abbott Laboratories                                                     United States                    1.06%
American International Group Inc                                        United States                    2.41%
Intel Corp                                                              United States                    2.41%
Total SA                                                                   France                        2.36%
International Business Machines Corp                                    United States                    2.15%
Novartis AG                                                              Switzerland                     2.15%
JPMorgan Chase & Co                                                     United States                    2.12%
Chevron Corp                                                            United States                    2.06%
Wal-Mart Stores Inc                                                     United States                    1.98%
Royal Dutch Shell PLC                                                  United Kingdom                    1.97%
Nestle SA                                                                Switzerland                     1.92%
Cisco Systems Inc                                                       United States                    1.88%
Roche Holding AG                                                         Switzerland                     1.67%
PepsiCo Inc                                                             United States                    1.57%
Coca-Cola Co/The                                                        United States                    1.50%
Royal Bank of Scotland Group PLC                                       United Kingdom                    1.45%
UBS AG                                                                   Switzerland                     1.40%
Verizon Communications Inc                                              United States                    1.35%
ConocoPhillips                                                          United States                    1.33%
Samsung Electronics Co Ltd                                               South Korea                     1.25%
Time Warner Inc                                                         United States                    1.24%
SBC Communications Inc                                                  United States                    1.23%
Nokia OYJ                                                                  Finland                       1.21%
AstraZeneca PLC                                                        United Kingdom                    1.18%
ENI SpA                                                                     Italy                        1.08%
Barclays PLC                                                           United Kingdom                    1.06%
Telefonica SA                                                               Spain                        1.06%
Merck & Co Inc                                                          United States                    1.04%
Dell Inc                                                                United States                    1.03%


                                    PS-16


Siemens AG                                                                 Germany                       0.98%
HBOS PLC                                                               United Kingdom                    0.97%
Wyeth                                                                   United States                    0.96%
ING Groep NV                                                           the Netherlands                   0.93%
Morgan Stanley                                                          United States                    0.83%
Walt Disney Co                                                          United States                    0.82%
BellSouth Corp                                                          United States                    0.75%


         The inclusion of a component stock in the Index should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Index or any component stock. Holders of the Notes will not have any right to the component stocks or any dividends paid on the component stocks.

Stock Selection

         The stocks comprising the Index are selected from the Dow Jones World Index. The Dow Jones World Index is a broad market benchmark that includes companies headquartered in 34 countries and which participate in 10 economic sectors, 18 market sectors, 51 industry groups and 89 subgroups, as defined by the Dow Jones Global Classification Standard.

         Dow Jones initially computed the Index as follows:

         (a) All of the companies in the Dow Jones World Index were included in an initial pool,

             o if a company had more than one class of stock in the initial pool, only the most liquid class of stock remained in the initial pool,

             o if a company does not generate revenue from outside its home country, it was removed from the initial pool.

         (b) The selection list for the initial component companies was derived from the initial pool and was comprised of the 100 companies in the initial pool with the largest free-float market capitalization.

         (c) Companies on the selection list were then ranked by each of the following factors (weighted as indicated parenthetically), (i) free-float market capitalization (60%); revenues (20%); and net income (20%).

         (d) The top 50 companies based on this final rank were selected as the initial component companies of the Index.

         The composition of the Index is reviewed and revised annually in June based on the free-float market capitalization of the companies in the Dow Jones World Index as of the end of the preceding April. Each year the selection list for the Index is derived from the initial pool discussed above and is comprised of the stocks of the 50 component companies currently in the Index plus the stocks of the 50 largest non-component companies in the initial pool based on free-float market capitalization. All of the companies on the selection list are then ranked in the manner described in the preceding paragraph. The top 50 companies based on this ranking are initially selected as component companies. This initial selection is then finalized in the following manner: (i) any non-component company falling among the top 30 companies on the selection list will replace the lowest-ranked component company on the selection list; and (ii) any component company that is not ranked among the top 70 companies on the selection list is replaced by the highest ranked non-component company on the selection list. Changes to the composition of the Index as a result of the annual review process are implemented in June after a minimum two-week notification period. In addition to the annual review process, Dow Jones continually reviews the composition of the Index to reflect extraordinary corporate actions involving the component companies, such as mergers, takeovers, spinoffs, initial public offerings, delistings and bankruptcy filings, and publishes a monthly selection list to indicate possible changes in the composition of the Index at the next annual review.

         The component weights are reviewed and revised quarterly by Dow Jones in March, June, September and December. At each quarterly update, the weighting of each component company is capped at 10% of the total free-float market capitalization of the Index. If the free-float weighting of a component is more than 10%, then it is reduced to 10% by a weighting cap factor. In addition to the quarterly review process, these weights are reviewed and revised on a continuous basis to reflect changes of more than 10% in a component company's number of free-float shares outstanding and other changes in the number of free-float shares outstanding due to certain corporate actions.

         Dow Jones uses a divisor to calculate the closing level of the Index and adjusts the divisor as needed to maintain the continuity of the Index and to prevent distortions due to: changes in the composition of the index; changes of more than 10% in a component company's number of free-float shares; and corporate actions involving component companies such as mergers, takeovers, spinoffs, rights offerings, share repurchases, public offerings, return of capital distributions, special cash distributions and special stock distributions of other stocks.

         Dow Jones calculates the closing level of the Index on each day on which the stocks of component companies accounting for at least 50% of the market capitalization of the Index are trading. For this purpose, Dow Jones uses a 24-hour dissemination period to reflect the inclusion of foreign securities in the Index. This means that the calculation of the index closing level for a particular trading day begins at 5:15 p.m., New York City time, on the preceding day and ends at 5:15 p.m., New York City time, on that trading day. The official closing level of the Index is calculated using the last traded price of each component company stock at the close of trading on its primary market during that day's dissemination period and is published at 5:30 p.m., New York City time. If, on a particular day, a security does not trade at all, or trading in a security is suspended before the opening of its primary market or the primary market for a security is closed due to a holiday, Dow Jones will use the security's closing price for the previous day to calculate the closing level for the Index for such day. All trading prices are converted into U.S. dollars and the closing level for a trading day is determined by using the last available currency quotes from Reuters before 5:15 p.m., New York City time, on that trading day.

         As used in this pricing supplement, "free-float market capitalization" of a company is equal to its full market capitalization, adjusted to reflect the number of shares actually available to investors. Four different kinds of ownership are considered by Dow Jones during the float adjustment process: cross ownership (shares that are owned by other companies, including banks and life insurance companies); government ownership (shares that are owned by governments or their agencies); private ownership (shares that are owned by individuals, families or charitable trusts and foundations); and restricted ownership (shares that are not allowed to be traded during a certain period of time). In determining a company's free-float market capitalization, if an entity or individual in any of the four categories mentioned above owns 5% or more of the company's outstanding shares, none of the shares owned by such entity or individual will be considered outstanding. However, no adjustment is made for ownership by institutional investors such as custodian nominees, trustee companies, mutual funds and investment companies. The number of outstanding shares will also be adjusted if a government has a foreign ownership restriction of 5% or more, in which case the lesser of the free-float shares outstanding or the portion that is available for foreign investment is used for index calculations. If a company's free-float market capitalization changes due to changes in its ownership structure, then the new free-float market capitalization amount will be effective at the next quarterly update of the Index conducted by Dow Jones.

         Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor index. Dow Jones does not guarantee the accuracy or the completeness of the Index or any data included in the Index. Dow Jones assumes no liability, and disclaims all responsibility, for any errors, omissions, or disruption in the calculation and dissemination of the Index.

Historical Data on the Index

         The following table sets forth the closing level of the Index at the end of each month in the period from January 2000 through October 2005. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.


                                                 2000        2001         2002         2003        2004         2005
                                                 ----        ----         ----         ----        ----         ----
January................................         271.18      240.37       191.12       144.70      186.99       190.70
February...............................         261.75      217.13       187.58       141.87      188.33       197.05
March..................................         287.39      203.45       194.09       142.71      183.28       191.63
April..................................         273.57      221.48       179.56       154.70      182.05       190.03
May....................................         270.48      218.08       179.09       160.59      183.24       192.06
June...................................         271.60      212.15       168.43       163.24      184.91       190.78
July...................................         265.92      208.55       155.32       164.19      180.93       194.53
August.................................         274.29      195.33       155.10       163.41      181.38       194.24
September..............................         252.61      184.93       137.20       165.36      181.40       197.41
October................................         254.63      189.14       152.88       170.97      183.34       193.04
November...............................         236.17      198.60       160.92       173.36      189.14
December...............................         231.92      199.70       151.18       184.79      195.01


         The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of future levels of the Index. The level of the Index as of November 7, 2005 was 194.89.


-----------------------------------------------------------------------------
                                  DJGT Index
-----------------------------------------------------------------------------

[GRAPHIC OMITTED]

License Agreement

         The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones' only relationship to the ML&Co. and MLPF&S is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Global Titans 50(SM)Index, which is determined, composed and calculated by Dow Jones without regard to ML&Co., MLPF&S or the Notes. Dow Jones has no obligation to take the needs of ML&Co., MLPF&S or the owners of the Notes into consideration in determining, composing or calculating Dow Jones Global Titans 50(SM)Index. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

         DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES GLOBAL TITANS 50(SM) INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, OWNERS OF THE Notes, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES GLOBAL TITANS 50(SM) INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES GLOBAL TITANS 50(SM) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND ML&CO. AND MLPF&S.

         The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

         All disclosures contained in this pricing supplement regarding the Dow Jones Global Titans 50(SM) Index, including its make-up, method of calculation and changes in its components are derived from publicly available information prepared by Dow Jones. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

                     UNITED STATES FEDERAL INCOME TAXATION

         Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities (except to the extent specifically discussed below), persons holding Notes in a tax-deferred or tax-advantaged account or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

         As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

         There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

         On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional non-contingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this kind of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

         In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of an amount (the "Projected Redemption Amount") equal to the sum of the principal amount thereof and a projected amount equal to $246.64 per Note. This represents an estimated yield on the Notes equal to 4.462% per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price will equal the Note's issue price (i.e., $1,000 per Note), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual Redemption Amount exceeds $1,246.64 per Note (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the actual Redemption Amount over $1,246.64 per Note (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the actual Redemption Amount is less than $1,246.64 per Note (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $1,246.64 per Note) exceeds the actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Redemption Amount (i.e., $1,246.64 per Note) in excess of the actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

         Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss

(depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

         The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the sum of the principal amount and the Minimum Redemption Amount.

         All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

         The following table sets forth the amount of interest that will be deemed to have accrued with respect to each Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Redemption Amount and an estimated yield equal to 4.462% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes.


                                                                                                             Total interest
                                                                                      Interest deemed        deemed to have
                                                                                        to accrue on        accrued on Notes
                                                                                        Notes during          as of end of
                                                                                       accrual period        accrual period
              Accrual Period                                                             (per Note)            (per Note)
--------------------------------------                                               -----------------     -------------------
November 15, 2005 through May 15, 2006...........................................          $22.12                 $22.12
May 16, 2006 through November 15, 2006...........................................          $22.80                 $44.92
November 16, 2006 through May 15, 2007...........................................          $23.31                 $68.23
May 16, 2007 through November 15, 2007...........................................          $23.83                 $92.06
November 16, 2007 through May 15, 2008...........................................          $24.36                $116.42
May 16, 2008 through November 15, 2008...........................................          $24.91                $141.33
November 16, 2008 through May 15, 2009...........................................          $25.46                $166.79
May 16, 2009 through November 15, 2009...........................................          $26.03                $192.82
November 16, 2009 through May 15, 2010...........................................          $26.61                $219.43
May 16, 2010 through November 15, 2010...........................................          $27.21                $246.64

-----
Projected Redemption Amount = $ 1,246.64 per Note.


Unrelated Business Taxable Income

         Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

         A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

         Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

         Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

         In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

         Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

         Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

         Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

         The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

         (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

         (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

         (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

         (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

         (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

         The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

         Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

         The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount in connection with the Notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

         MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes to a dealer that will resell the Notes to the public at the offering price set forth on the cover page of this pricing supplement. MLPF&S expects to reallow the discount received by it in connection with its purchase of Notes to the dealer. After the initial public offering, the public offering price and the discount allowed to the dealer may be changed. MLPF&S is offering the Notes subject to receipt and acceptance and subject to MLPF&S's right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

                                    EXPERTS

         The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS


APV or Average Periodic Value.............................................PS-4
Business Day.............................................................PS-15
Index.....................................................................PS-3
Index Business Day........................................................PS-4
Market Disruption Event..................................................PS-13
Minimum Redemption Amount.................................................PS-4
Notes.....................................................................PS-1
Participation Rate........................................................PS-4
Redemption Amount.........................................................PS-4
Starting Value............................................................PS-4
successor index..........................................................PS-14
Supplemental Redemption Amount............................................PS-4
Valuation Date............................................................PS-4

===============================================================================






                               [OBJECT OMITTED]]

                                 11,018 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

  Principal Protected Notes Linked to the Dow Jones Global Titans 50(SM) Index
                             due November 15, 2010
                       $1,000 principal amount per unit


                    --------------------------------------

                              PRICING SUPPLEMENT
                    --------------------------------------









                              Merrill Lynch & Co.







                               November 7, 2005

===============================================================================